Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

September 11, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Classover Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 21, 2025
File No. 333-287044

Ladies and Gentlemen:

On behalf of Classover Holdings, Inc. (“Company”), we respond as follows to the Staff’s comment letter, dated September 10, 2025, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement, a copy of which has been marked with the changes from the previous amendment to the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 4 to Registration Statement on Form S-1 filed August 21, 2025

Prospectus Summary

Solana-centric digital asset treasury strategy, page 10

1.	We note your response to prior comment 1. Please revise to address the following matters:

•	Include a discussion of the Solana ecosystem including the types of participants involved and their roles within the ecosystem.
•	Disclose the percentage of staking rewards earned from your staked Solana to which you are entitled pursuant to your staking arrangements.
•	You state that it is your policy to stake "a substantial portion" of your Solana holdings. Please state whether you have any target percentage of your Solana holdings that you intend to stake.
•	You state that certain grants and foundation holdings remain subject to staged release. Please disclose the amount of Solana that remains locked and the related unlocking schedule.

We have revised the disclosure on page 10 of the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Hui Luo, CEO

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